Exhibit 11

INTERNATIONAL PAPER COMPANY
STATEMENT OF COMPUTATION OF PER SHARE EARNINGS (1)
(Unaudited)
(In millions, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Earnings (loss) from continuing operations	$339	$387	$425	$909
Discontinued operations	16	(5)	(4)	50
Net earnings (loss)	355	382	421	959
Effect of dilutive securities	—	—	—	—
Net earnings - assuming dilution	$355	$382	$421	$959
Average common shares outstanding	425.3	445.9	429.9	444.1
Effect of dilutive securities
Restricted stock performance share plan	3.3	3.6	3.7	4.3
Stock options	—	0.2	0.1	0.3
Average common shares outstanding - assuming dilution	428.6	449.7	433.7	448.7
Earnings (loss) per common share from continuing operations	$0.80	$0.87	$0.99	$2.05
Discontinued operations	0.04	(0.01)	(0.01)	0.11
Net earnings (loss) per common share	$0.84	$0.86	$0.98	$2.16
Earnings (loss) per common share from continuing operations - assuming dilution	$0.79	$0.86	$0.98	$2.03
Discontinued operations	0.04	(0.01)	(0.01)	0.11
Net earnings (loss) per common share - assuming dilution	$0.83	$0.85	$0.97	$2.14

Note: If an amount does not appear in the above table, the security was antidilutive for the periods presented.

(1)	Attributable to International Paper Company common shareholders.